99 GRESHAM STREET
LONDON EC2V 7NG
020 7418 1300
FAX 020 7418 1400

NEW YORK
MENLO PARK
WASHINGTON, D.C.
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

ANNA TIKKANEN
020 7418 1346
ANNA.TIKKANEN@DPW.COM

07024035

SUPPL

May 29, 2007

SEC Mail Processing Section
MAY 29 2007
Wash, DC
161

Re: **Investor AB (publ) – File No. 82-34698 Amendment to Application to Furnish Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

PROCESSED
JUN 1 1 2007
THOMSON
FINANCIAL

Ladies and Gentlemen:

On behalf of Investor AB (publ) (the "**Company**"), a public limited company incorporated under the laws of Sweden and listed on the Stockholm Exchange, Sweden, we hereby amend the Company's original application dated October 30, 2002 to establish an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), from the registration requirements of Section 12(g) of the Exchange Act. The Company was assigned File No. 82-34698 in connection with its original exemption application. The Company has provided us with, and has authorized us to make on its behalf, the factual representations contained in this letter.

dlw 6/7

Pursuant to Release No. 34-55540, in order to satisfy the conditions of the exemption received under Rule 12g3-2(b), the Company will, from and including June 4, 2007, publish in English the information required under Rule 12g3-2(b)(1)(iii) under the Exchange Act on its Internet web site rather than furnish that information to the Commission. The Company's website address is: www.investorab.com.

The Company will be publishing on its website the required information and documents pursuant to Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission

or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits and protections of the U.S. legal system.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it to the messenger who has been instructed to wait.

If you have any questions or comments regarding the foregoing, please contact the undersigned at 011-44-20 7418 1346.

Very truly yours,

Anna Tikkanen/mek

Anna Tikkanen

cc: Gunilla Swärdh, Investor AB



END